EXHIBIT 99.1

Stantec to provide design services for South Niagara Hospital

New greenfield hospital working toward being Canada’s first healthcare facility to achieve WELL certification

EDMONTON, Alberta and NEW YORK and TORONTO, Nov. 24, 2020 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

Global design firm, Stantec, was selected to provide planning, design, and conformance (PDC) services for the new South Niagara Hospital in Niagara Falls, Ontario. Having previously completed the campus plan for Niagara Health, Stantec’s healthcare team is now providing the illustrative schematic design, as well as detailed output specifications for the full range of design and construction requirements. Throughout the project duration, Stantec will evaluate conformance to design and construction requirements for the new hospital.

“In designing South Niagara Hospital, our team will deploy the latest best practices in healthcare design to create a welcoming, sustainable, and efficient facility for the residents of Niagara Falls and the surrounding area,” said John Steven, senior principal for Stantec’s Health sector. “The current pandemic has underlined the need to expand capacity and access to critical healthcare services within our existing health systems. We’re excited to continue our work with Niagara Health to support the health and well-being of the community.”

When complete, the South Niagara Hospital will span 1.3 million square feet on a 49.8-acre greenfield site. As an integral part of a connected healthcare system, the new facility will improve the patient and caregiver experience and strengthen access to local services.

The Facility at a Glance
The new South Niagara Hospital is proposed to be a 470-bed, full acute care hospital featuring centers of excellence specializing in stroke, complex care, geriatric and psychogeriatrics, and wellness in aging. It will also include a 24/7 emergency department and services for critical care, surgical, mental health and addiction, kidney care and dialysis, and testing and research.

Upon opening, the hospital will be one of the first Canadian healthcare facilities to achieve WELL certification. Designing to WELL standards prioritizes the health and well-being of the staff, patients, and visitors by focusing on 10 concepts: air, water, nourishment, light, movement, thermal comfort, sound, materials, mind, and community.

Scheduled to be operational in 2027, South Niagara will greatly expand access to world-class healthcare treatment for the community and regional residents.

Supporting a Growing Need
The collective planning, design, and conformance services provide design excellence focused on optimal clinical operations, flexibility, sustainability, and accessibility. Stantec has provided PDC services for a number of recently opened healthcare facilities in Eastern Canada, including Etobicoke General Hospital, Groves Memorial Community Hospital, Milton District Hospital and Oakville Trafalgar Memorial Hospital for Halton Healthcare Services, Bridgepoint Health Redevelopment, and Waypoint Centre for Mental Health Care.

Learn more about Stantec’s healthcare work here.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

For more information about Stantec’s response to COVID-19, visit Responding to COVID-19.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward‑looking statements are provided herein for the purpose of giving information about the proposed project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact
Danny Craig
Stantec Media Relations
Ph (949) 923-6085
danny.craig@stantec.com

Investor Contact
Tom McMillan
Stantec Investor Relations
Ph (780) 917-8159
tom.mcmillan@stantec.com

Design with community in mind